SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2003.

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    X    Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No    X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

CNH Reports Fourth Quarter and Full Year Results
SIGNATURES

News Release

CNH Reports Fourth Quarter and Full Year Results

For more information contact:

Jeffrey T. Walsh Media Relations (1) 847 955 3939
Albert Trefts, Jr. Investor Relations (1) 847 955 3821

•	Fourth quarter sales of agricultural equipment up 7% compared to the prior year period.

•	Fourth quarter loss of $.04 per share, including $.03 in restructuring charges in line with expectations.

•	CNH Capital reports net income of $60 million for the year compared to $4 million in 2001.

•	New products key to CNH success in the agricultural equipment business.

Lake Forest IL (February 6, 2003) CNH Global N.V. (NYSE:CNH) today reported fourth quarter consolidated revenues of $2.586 billion, compared to $2.413 billion in the same period last year. Adjusted for the impact of acquisitions and favorable foreign exchange rates, revenues grew by 2% in the quarter. The growth in CNH sales of agricultural equipment more than offset the decline in construction equipment sales in the quarter.

CNH reported a fourth quarter net loss, before restructuring charges, of $4 million compared to a fourth quarter 2001 net loss, before restructuring charges and goodwill amortization, of $77 million. The net loss per share was $.04 for the fourth quarter of 2002, including restructuring charges of $.03 per share.

For the full year, consolidated revenues totaled $9.940 billion compared to $9.715 billion in 2001. Acquisitions contributed approximately $305 million in 2002. The impact of foreign exchange rates was favorable by $55 million. The company’s net loss for the year, before restructuring charges and the cumulative effect of a change in accounting principles, was $63 million, compared to a net loss of $170 million, before restructuring charges and goodwill amortization in 2001.

“During the past year, CNH has made significant progress on all fronts, progress that is evident in our products, our service, and the improvement in our bottom line results,” Paolo Monferino, CNH president and chief executive officer, said. “CNH is designing and manufacturing superior products and, through our multi-brand strategy, offering a broader array of equipment choices to more customers than any other manufacturer. Our profit initiatives are on track and our balance sheet has improved significantly. Our 2002 EBITDA was nearly $500 million, higher than where we started in 1999 when the market was much better. As I view it now, we will be profitable, before restructuring, in 2003.”

CNH Global N.V. Global Management Office 100 South Saunders Rd, Lake Forest, IL 60045 U.S.A. http://www.cnh.com

Fourth quarter sales of agricultural equipment. Revenues from sales of agricultural equipment increased by 7% to $1.646 billion for the quarter, compared to $1.532 billion in the fourth quarter of 2001. Acquisitions and exchange rates had a negligible impact on agricultural equipment revenues in the period.

Worldwide, fourth quarter industry unit sales of agricultural equipment were essentially unchanged from 2001 levels. Sales in North America declined across all major product categories. Industry sales increased across all other major markets and the developing markets, with the greatest percentage increases in Brazil and in the developing markets.

Worldwide retail sales of CNH agricultural equipment were essentially unchanged from 2001 levels and followed the overall industry pattern across the various markets, with the greatest gains coming from Brazil and Asia. In Western Europe, sales of combines were up substantially as the industry declined slightly, while sales of tractors lagged the industry slightly due to limited availability of the new models introduced in the latter part of the year. In North America, sales of combines outpaced the industry, while sales of over 100 horsepower tractors lagged the industry due to limited availability of the new models. During the quarter, CNH under-produced retail demand by 3%.

Fourth quarter sales of construction equipment. While revenues increased in absolute terms during the fourth quarter, when adjusted to exclude acquisitions and the impact of favorable exchange rates, revenues declined by 5% compared to the fourth quarter of 2001. During the quarter, CNH continued to restrict production, reducing worldwide combined dealer and company inventory of backhoes by nearly 40% and of skid steer loaders by about 20%, compared to the fourth quarter of 2001.

Worldwide fourth quarter industry unit sales of heavy equipment were up for the quarter, reflecting very strong sales in Asia. Sales in Western Europe and North American were down slightly while sales in Latin America showed a moderate decline. Worldwide industry sales of light equipment were down significantly in the quarter. North American sales showed the greatest decline, with industry sales in Western Europe showing a moderate decline.

Worldwide unit sales of CNH heavy equipment were up in line with the industry for the quarter based on strong sales in North America which offset flat sales in Latin America and a drop in Western Europe. Sales of CNH light equipment followed the overall industry pattern.

Equipment Operations fourth quarter financial results. Fourth quarter net sales of equipment rose by 8% to $2.411 billion, compared to $2.236 billion for the same period in 2001.

CNH’s Equipment Operations gross margin percentage for the quarter improved slightly compared to the same period in 2001. Continued improvement in the gross margin of the agricultural equipment business more than offset the decline in the gross margin for construction equipment.

Compared to the fourth quarter of 2001, SG&A expenses decreased in the quarter due partly to the company’s continued progress in implementing its profit initiatives.

Net interest expense for the quarter decreased by $22 million, reflecting the impact of the company’s 2002 debt reduction actions and lower interest rates.

Equipment Operations full year financial results. Net sales from Equipment Operations in 2002 rose by 3% to $9.331 billion, compared to $9.030 billion in the prior year.

Adjusted for the impact of acquisitions and favorable exchange rates, revenues were essentially unchanged from 2001 levels.

Equipment Operations’ 2002 gross margin was negatively impacted by volume and mix changes, economics, and higher employee medical and pension costs. These factors were partially offset by the company’s profit initiatives, higher margins on new products, and some positive pricing on agricultural equipment.

Employee medical and pension costs increased by approximately $60 million in 2002.

In 2002, CNH management broadened the scope of the company’s profit improvement initiatives to include additional profit enhancement opportunities not foreseen in the synergies of original merger integration plan. Some of these additional opportunities have already been implemented in 2002. In total, CNH anticipates that the original plan’s synergies, together with the new initiatives, will yield a total of $850 million in profit improvements by the end of 2005. This is an improvement of $250 million over the original merger integration plan.

In the fourth quarter, the company’s profit improvement initiatives totaled $31 million, bringing the total for the year to $114 million. Since the merger, the company has achieved a total of $547 million toward the target of $850 million in profit initiatives by year-end 2005.

Financial Services fourth quarter financial results. In the fourth quarter of 2002, CNH Capital reported net income of $27 million, compared to a net loss of $7 million in the same period last year. Substantially lower loan loss provisions and higher ABS revenues accounted for most of the bottom line improvement. During the quarter, the quality of the portfolio continued to improve as past due and delinquency rates in the core business declined.

Financial Services full year financial results. For the full year, Financial Services recorded net income of $60 million compared to a profit of $4 million in 2001. The improvement in profitability is a result of lower loan provisions following the company’s decision to exit non-core activities and focus its resources on the core business. During 2002, the net debt of the Financial Services Operations was reduced by over $400 million, due mainly to the runoff of the non-core portfolio.

Cash Flow. Equipment Operations net debt was reduced by approximately $1.7 billion during the year. The company’s debt-to-equity swap with majority shareholder Fiat together with its successful equity offering accounted for most of the reduction.

Total consolidated debt declined by $2.1 billion in 2002.

Balance Sheet. CNH recorded a one-time, non-cash charge of approximately $325 million to reduce the carrying value of goodwill attributed to its Construction Equipment reporting unit by about one-third. This charge, which was effective on January 1, 2002, is reflected as a cumulative effect of change in accounting principle, net of tax in the accompanying unaudited condensed consolidated statements of operations.

Due to the poor performance of the equity markets during the year, the value of CNH’s pension fund assets declined. This has resulted in a non-cash charge to equity of $278 million.

Market Outlook for Agricultural Equipment. In North America and Western Europe, CNH expects 2003 industry sales of tractors and combines to remain at 2002 levels through the current year. In Latin America, the industry is expected to drop back to the level of 2000-2001 after last year’s strong showing. Tractor sales in the developing markets should be flat.

Market Outlook for Construction Equipment. CNH expects industry sales of heavy equipment to decline slightly in North America and Western Europe, and moderately in Latin America. Industry sales of light equipment are expected to stabilize in North America, with backhoe loader sales flat and skid steer loader sales up moderately over 2002 levels. Industry sales of light equipment in Western Europe and Latin America are expected to decline moderately.

CNH Outlook for the Current Quarter. For the quarter and for the full year, CNH has based its outlook on a conservative assessment of the likely performance of both the agricultural and construction equipment industries. For the first quarter of 2003, CNH expects to report a net result essentially unchanged from the same period last year, excluding restructuring charges and the cumulative effect of a change in accounting principles. Employee medical and pension costs are expected to increase again in the quarter, partially offset by a drop in interest expenses.

CNH Outlook for 2003. For the full year, CNH expects its agricultural equipment business to contribute to improved operating results as the introduction of new, higher margin products gains momentum. In Europe, higher margins, higher production levels and favorable currency will more than offset the impact of lower sales in Latin America and lower sales of construction equipment in most markets.

The 2003 impact of the company’s profit initiatives is expected to be somewhat less than in 2002. The nature of the improvements will be different as well, with the majority of the benefits coming from manufacturing efficiencies which will be achieved in the second half of the year.

Employee medical and pension costs are expected to increase by about $90 million in 2003.

In comparison to 2002, CNH would expect an improvement of approximately $100 million in the bottom line, bringing CNH into the black before restructuring charges. However, the current climate of uncertainty, and the probability of war, introduce a substantial element of risk to any 2003 forecast. The general trend toward lower levels of infrastructure spending adds additional risk to the construction equipment business.

As recently announced, Fiat S.p.A., majority shareholder of CNH, is contemplating various financial restructuring alternatives in order to strengthen its operations. It is management’s opinion that these alternatives should not have a significant impact on CNH’s operations.

###

CNH management will hold a conference call later today to review its fourth quarter and full year results. The conference call webcast will begin at approximately 10:00 am U.S. Eastern time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN.

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry’s largest equipment finance operations. Revenues in 2002 totaled $10 billion. Based in the United States, CNH’s network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands.

CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

Forward Looking Statements. This document contains forward-looking statements as contemplated by the Private Securities Litigation Reform Act of 1995 that are based on management’s current expectations, estimates and projections. Words such as “expects,” “anticipates,” “should,” “intends,” “plans,” “believes,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ. Such risks and uncertainties include: general economic and capital market conditions, the cyclical nature of its business, foreign currency movements, hedging practices, CNH’s and its customers’ access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, employee and labor relations, weather conditions, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns pertaining to genetically modified organisms, pension and health care costs, fuel and fertilizer costs.

Further information concerning factors that could significantly impact expected results is included in the following sections of CNH’s Form 20-F for 2001, as filed with the Securities and Exchange Commission: Key Information; Information on the Company; Operating and Financial Review and Prospects; Directors, Senior Management and Employees; and Financial Information.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/S/Darlene M. Roback
Darlene M. Roback
Assistant Secretary

February 6, 2003